UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

November 29, 2023

(Date of Report (Date of earliest event reported))

RealtyMogul Income REIT, LLC

(Exact name of registrant as specified in its charter)

Delaware	32-0487554
(State or other jurisdiction	(I.R.S. Employer
of incorporation or organization)	Identification No.)

10573 W Pico Blvd., PMB #603

Los Angeles, CA, 90064

(Full mailing address of

principal executive offices)

(877) 781-7153

(Issuer’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events.

On November 29, 2023, RealtyMogul Income REIT, LLC issued an investor communication relating to the quarter ended September 30, 2023. The text of the investor communication is set forth below.

Q3 2023*

To discuss your REIT holdings, schedule a call with Investor Relations at:

https://calendly.com/realtymogul-investor-relations or call 877-781-7062

REALTY MOGUL INCOME REIT

OFFERING OVERVIEW	TOTAL ASSET VALUE[1]	$377,000,000
RealtyMogul Income REIT is a non-traded REIT, focused on providing monthly income to investors through debt and equity investments in a diversified pool of commercial real estate property types, including multifamily, retail, and office.	NUMBER OF REAL ESTATE INVESTMENTS[2]	15
	TOTAL SQUARE FOOTAGE[2]	2,100,227
	INCEPTION TO DATE RETURN[3]	7.8%
	FIVE-YEAR RETURN[3]	7.8%
	THREE-YEAR RETURN[3]	9.3%
	ONE-YEAR RETURN[3]	-0.5%
	Q3 ANNUALIZED DISTRIBUTION RATE[4]	6.0%
	DISTRIBUTION FREQUENCY	Monthly
	TAX REPORTING FORM	1099-DIV
	CONSECUTIVE DISTRIBUTIONS[4]	84 Months

KEY OBJECTIVES

●	To pay attractive and consistent cash distributions; and

●	To preserve, protect, increase, and return your capital contribution.

PORTFOLIO STATISTICS5

*All data as of September 30, 2023 unless otherwise specified.

1 Aggregate value of properties owned by RealtyMogul Income REIT, LLC based on the most recent internal valuations as of the end of the fiscal quarter upon which our most recently announced net asset value (“NAV”) per share is based pursuant to our valuation policies provided, however, the value of properties underlying investments acquired since the effective date of the most recently announced NAV per share is based on the most recent purchase price of such properties. The aggregate value of the properties underlying loans made by RealtyMogul Income REIT, LLC is based on independent appraisals dated within six months of the original acquisition dates by RM Adviser, LLC (“RM Adviser” or the “Manager”), Realty Mogul, Co. or Realty Mogul Commercial Capital, Co., as applicable. As with any methodology used to estimate value, the methodology employed by our affiliates’ internal accountants or asset managers is based upon a number of estimates and assumptions about future events that may not be accurate or complete. For more information, see the section of our Offering Circular captioned “Description of Our Common Shares – Valuation Policies.”

2 As of October 31, 2023.

3 Returns shown reflect the percent change in the NAV per share from the beginning of the applicable period, plus the amount of any distribution per share declared in the period. All returns shown assume reinvestment of monthly distributions pursuant to RealtyMogul Income REIT’s distribution reinvestment plan, are derived from unaudited financial information and are net of all RealtyMogul Income REIT expenses, including management fees. An individual shareholder’s total return may vary from the total return, and there is no assurance that shareholders will be able to realize the estimated NAV per share upon attempting to sell their shares. Past performance is historical and not a guarantee of future results. Additional return metrics can be found at the RealtyMogul website.

4 There is no guarantee that shareholders will receive a distribution, and distributions have been paid from sources other than cash flow from operations, including net proceeds from our offering, cash advances by our Manager, cash resulting from a waiver of fees or reimbursements due to our Manager, borrowings and the issuance of additional securities. Manager may in the future declare lower distributions or no distributions at all for any given period.

5 Based on the then current outstanding real estate investment amounts as of October 31, 2023.

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MARKET UPDATES

VIEWS FROM MANAGEMENT

Dear Investor,

Thank you for your continued support of RealtyMogul Income REIT. We have now provided 84 consecutive months of distributions, totaling over $32.0 million. Currently, over 7,400 investors are invested, and RealtyMogul Income REIT holds investments in over $377 million of real estate.6 Over 58% of investors have enrolled in the distribution reinvestment plan (the “DRIP”), allowing their distributions the potential to compound over time. If you would like to participate in the DRIP, simply log into your account and then select “Reinvest Distributions.”

For Q3 2023, NAV per share increased from $10.28 to $10.30, reflecting a 0.2% increase quarter over quarter. Q3 2023 distributions reflected an approximately 6.00% annual distribution rate based on a $10.28 NAV per share. The NAV per share calculation as of September 30, 2023 reflects the total value of RealtyMogul Income REIT’s assets minus the total value of our liabilities, divided by the number of shares outstanding as of September 30, 2023.

RealtyMogul Income REIT has a large concentration of multifamily investments, with currently 72% of the portfolio allocated to multifamily properties. We have pursued this strategy, in part, because we believe multifamily assets have significant upside potential due to the nationwide housing shortage as a result of underbuilding. According to Freddie Mac, the United States is underbuilt by approximately 3.8 million homes. We look at this undersupply, coupled with the drastic rise of interest rates over the past two years leading to a subsequent rise in the cost of home mortgages, as a significant barrier to entry to home ownership for many American families. In terms of risk mitigation, we believe that multifamily assets provide downside protection as a result of the large numbers of tenants at each multifamily property, creating diverse income streams.

Unlike the public markets where price changes and current investor sentiment may cause market values to vary from the value of the underlying assets, the values for Income REIT are tied to the current fair market value of the underlying assets.7 NAV for Income REIT has decreased since 2022 as real estate values have decreased. As property fundamentals are by and large holding up, we believe this decrease in real estate values is largely due to cap rate expansion with cap rates rising across the country. We believe much of this expansion is a result of the increase in interest rates that has made financing real estate more expensive for many. In order to achieve the same level of risk adjusted returns, investors have demanded acquiring assets at higher cap rates to compensate. Since January 2022, short- and long-term interest rates have increased significantly, with the Federal Funds Rate increasing by over 5% and the 10-year U.S. Treasury increasing by almost 3%.

Although values are down year-over-year, we believe the underlying property fundamentals in Income REIT’s portfolio remain strong. As of 3Q23, occupancy for the underlying properties in the portfolio has averaged 91%. Similarly, rent collection has averaged 97%. Moreover, for YTD 2022 versus YTD 2023, the underlying properties in the portfolio have averaged net operating income increases of 6.0%, and we’ve maintained our distributions for 84 consecutive months.8 Lastly, we’ve targeted long-term, fixed-rate financing for the majority of our assets, and the weighted average interest rate on the property-level mortgages for Income REIT sits at 3.95% as of 3Q23.9

Income REIT was designed with a long-term investment horizon. While the properties in the REIT are experiencing valuation decreases in the aggregate, we are continuing to push operations to advance each property’s business plan and increase net operating income. With the increase of RealtyMogul Income REIT’s cash reserves during 2022 and 2023, we aim to strike a balance between prudently managing the existing portfolio as well as taking advantage of opportunities that inevitably surface during periods of disruption.

As of October 2023, RealtyMogul Income REIT has 15 real estate investments, including 14 joint venture equity investments and one preferred equity investment, with the underlying real estate spread across seven states. Of the 23 debt or debt-like investments that we have originated since inception, 22 have paid off in full, totaling over $55 million. Moreover, 10 debt or debt-like investments have paid off since the COVID-19 pandemic, including five office assets, three retail assets and two multifamily assets.

In 2022, 100% of our distributions were classified as return of capital, which are non-taxable.8 This classification was due in part to depreciation from our real estate investments.

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During Q3 2023, the U.S. Bureau of Economic Analysis estimated that U.S. seasonally adjusted real GDP increased 4.9% quarter over quarter. The Federal Reserve updated its forecast for 2023 growth in the nation’s GDP from the 1.0% it projected in June 2023 to 2.1% as well as projected a 3.8% unemployment rate for 2023, down from the June 2023 estimate of 4.1%. The unemployment rate ended 2022 at 3.7%. Average hourly earnings for employees increased 4.5% year over year according to the U.S. Bureau of Labor Statistics. In addition, the Consumer Price Index (“CPI”) rose year over year 3.2% in July, 3.7% in August, and 3.7% in September according to the U.S. Bureau of Labor Statistics. Shelter costs, which comprise approximately one-third of CPI, increased 7.2% year over year. Given the economic inflation, the Federal Reserve has taken steps to cool off the economy by increasing the Federal Funds Rate, the rate at which commercial banks borrow and lend their excess reserves to each other overnight, seven times in 2022 and four times in 2023 from a target rate of 0.00% to 0.25% to the current target rate of 5.25% to 5.50%. The Federal Reserve is reducing their balance sheet through quantitative tightening, allowing bonds to mature without reinvestment of the principal. As it relates to real estate purchases, the cost to finance a real estate investment with a mortgage has increased in each quarter of 2022, stabilizing in Q4 2022 before increasing again in Q2 2023; however, we believe that real estate is positively correlated with inflation as property prices and rental income tend to rise as inflation rises. We like multifamily investments in an inflationary environment as the typical one-year lease term allows an owner to mark rents to market on an annual basis. Similarly, leases at office and retail assets typically include rent escalations to account for inflation as well, albeit not as effectively as shorter-term multifamily leases. We believe that RealtyMogul Income REIT is well positioned as it continues to seek a diversified portfolio of commercial real estate, which has a low or negative correlation to other major asset classes and over time has exhibited less volatility than other asset classes.10

6 Aggregate value of properties owned by RealtyMogul Income REIT, LLC based on the most recent internal valuations as of the end of the fiscal quarter upon which our most recently announced NAV per share is based pursuant to our valuation policies provided, however, the value of properties underlying investments acquired since the effective date of the most recently announced NAV per share is based on the most recent purchase price of such properties. The aggregate value of the properties underlying loans made by RealtyMogul Income REIT, LLC is based on independent appraisals dated within six months of the original acquisition dates by RM Adviser, Realty Mogul, Co. or Realty Mogul Commercial Capital, Co., as applicable. As with any methodology used to estimate value, the methodology employed by our affiliates’ internal accountants or asset managers is based upon a number of estimates and assumptions about future events that may not be accurate or complete. For more information, see the section of our Offering Circular captioned “Description of Our Common Shares – Valuation Policies.”

7 Commercial real estate performs differently than other asset classes, such as stocks or bonds, and lacks liquidity. An investment in RealtyMogul Income REIT, LLC is not a direct investment in commercial real estate.

8 There is no guarantee that shareholders will receive a distribution, and distributions have been paid from sources other than cash flow from operations, including net proceeds from our offering, cash advances by our Manager, cash resulting from a waiver of fees or reimbursements due to our Manager, borrowings and the issuance of additional securities. Manager may in the future declare lower distributions or no distributions at all for any given period.

9 Certain mortgages for the underlying properties within the Income REIT are floating rate mortgages with either an interest rate cap or interest rate swap agreement executed. The weighted average interest rates for Income REIT assume the highest possible interest rate based on the caps or swaps in place at the properties.

10 Commercial real estate performs differently than other asset classes, such as stocks or bonds, and lacks liquidity. An investment in RealtyMogul Income REIT is not a direct investment in commercial real estate.

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INVESTMENT ACTIVITY

DISTRIBUTIONS

Monthly distributions declared during the third quarter of 2023 equated to approximately 6.0% on an annualized basis based upon NAV as of 6/30/2023.11

PORTFOLIO OVERVIEW12

ASSET	LOCATION	ACQUISITION DATE	PROPERTY TYPE	INVESTMENT TYPE	INVESTMENT AMOUNT	INTEREST RATE
Texas Retail Portfolio	Multiple Locations, TX	7/18/17	Retail	Preferred Equity	$3,325,000	14.00%
La Privada Apartments	El Paso, TX	5/31/19	Multifamily	JV Equity	$4,748,228	N/A
The Hamptons Apartments	Virginia Beach, VA	10/9/19	Multifamily	JV Equity	$9,977,966	N/A
Columbus Office Portfolio	Columbus, OH	11/5/19	Office	JV Equity	$7,000,000	N/A
Pohlig Box Factory & Superior Warehouse	Richmond, VA	2/19/20	Multifamily	JV Equity	$7,424,307	N/A
Lubbock Medical Office Building	Lubbock, TX	6/26/20	Medical Office	JV Equity	$2,926,477	N/A
Turtle Creek	Fenton, MO	1/28/21	Multifamily	JV Equity	$6,000,000	N/A
Kings Landing	Creve Coeur, MO	7/28/21	Multifamily	JV Equity	$8,000,000	N/A
Minnehaha Meadows	Vancouver, WA	9/20/21	Multifamily	JV Equity	$3,355,018	N/A
Roosevelt Commons	Vancouver, WA	9/20/21	Multifamily	JV Equity	$3,209,112	N/A
Bentley Apartments	Grove City, OH	10/13/21	Multifamily	JV Equity	$8,000,000	N/A
Haverford Place	Georgetown, KY	2/2/22	Multifamily	JV Equity	$9,000,000	N/A
Edison Apartments	Gresham, OR	3/30/22	Multifamily	JV Equity	$5,500,000	N/A
Columbia Square	Cincinnati, OH	8/23/22	Mixed-Use	JV Equity	$4,000,000	N/A
Acropolis	Beavercreek, OH	6/9/23	Office	JV Equity	$7,700,000	N/A
Total					$90,166,108

11 The annualized basis return is not a guarantee or projection of future returns, and the Manager may in the future declare lower distributions or no distributions at all for any given period. While the Manager is under no obligation to do so, the annualized basis return assumes that the Manager will declare monthly distributions in the future similar to the distribution disclosed herein.

12 All data as of October 31, 2023 unless otherwise specified. All preferred equity investments are performing and paid current as of October 31, 2023.

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INVESTMENT UPDATES

TEXAS RETAIL PORTFOLIO

Location: Multiple Locations, TX

Property Type: Retail

Investment Amount: $3,325,000

Business Plan: The borrower used the proceeds of the investment to refinance another loan and fund escrows and closing costs.

Investment Type: Preferred Equity

Acquisition Date: 7/18/2017

Maturity Date: 7/6/2027

Asset Management Update: Portfolio occupancy was static quarter over quarter, ending Q3 at 97% occupied, and the borrower is current on its interest payments as of September 2023. The portfolio is also reporting 100% rent collection for Q3 2023.

LA PRIVADA APARTMENTS

Location: El Paso, TX

Property Type: Multifamily

Investment Amount: $4,748,228

Business Plan: Acquire and renovate a Class B multifamily apartment community.

Investment Type: Joint Venture Equity

Acquisition Date: 5/31/2019

Asset Management Update: Property occupancy decreased 5% quarter over quarter, ending Q3 at 88% occupied. This decrease is a result of an abnormally high ratio of non-qualified applicants who did not satisfy the property’s rental application requirements. Exterior capital items have been completed and the property is amenitized with new exterior paint, a new playground, new HVAC units, upgraded landscaping, new tables and benches, new BBQ grills, and new roofs. Further HVAC replacement is ongoing and comprises most of the remaining renovation budget. As of September 2023, 189 of the 240 units have been renovated since acquisition. Of those 189 units, 189 have been leased at an average premium of $98/month, or 15% over prior rents. In Q3 2023, the property averaged 99% rent collection.

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THE HAMPTONS APARTMENTS

Location: Virginia Beach, VA

Property Type: Multifamily

Investment Amount: $9,977,966

Business Plan: Acquire and renovate a Class B multifamily apartment community.

Investment Type: Joint Venture Equity

Acquisition Date: 10/9/2019

Asset Management Update: Property occupancy decreased 4% quarter over quarter, ending Q3 at 85% occupied as we continue to turn over non-paying tenants and re-lease to higher quality tenants. Exterior capital items completed include new exterior paint and signage, landscaping upgrades, new laundry rooms, balcony and stairwell replacements, and a new gym and leasing office. As of September 2023, 102 of the 114 free-market units have been renovated since acquisition. Of those 102 units, 101 have been leased at an average premium of $317/month, or 35% over prior rents. In Q3 2023, the property averaged 84% rent collection; rent collections increased 5% compared to last quarter but continued to be impeded due to a lack of rental payments by tenants. Eviction proceedings in connection with such tenants are currently in process in the appropriate courts.

COLUMBUS OFFICE PORTFOLIO

Location: Columbus, OH

Property Type: Office

Investment Amount: $7,000,000

Business Plan: Acquire a highly occupied office portfolio, perform capital improvements and execute a lease-up strategy.

Investment Type: Joint Venture Equity

Acquisition Date: 11/5/2019

Asset Management Update: Portfolio occupancy decreased 2% quarter over quarter, ending Q3 at 72% occupied. The real estate company is looking to redevelop the warehouse into flex-industrial space but is still evaluating options for short-term leases in the interim. In Q3 2023, the portfolio averaged 97% rent collection.

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POHLIG BOX FACTORY & SUPERIOR

WAREHOUSE

Location: Richmond, VA

Property Type: Multifamily

Investment Amount: $7,424,307

Business Plan: Acquire and renovate a Class A- two-property, mixed-use apartment community.

Investment Type: Joint Venture Equity

Acquisition Date: 2/19/2020

Asset Management Update: Portfolio occupancy decreased 11% quarter over quarter, ending Q3 at 81% occupied due to normal tenant turnover. Since quarter end, the portfolio is leased at 86% as of November 17th. At the Pohlig Box Factory property, the real estate company is performing regular unit turns. At the Superior Warehouse property, the real estate company is performing full unit renovations, and as of September 2023, 27 of the 28 units were renovated. Of those 27 units, all have been leased at an average premium of $205/month, or 16% over prior rents. The remaining unit has not been renovated but is achieving post-renovation rents. Exterior capital projects have been completed, which included improvements to the roofs, courtyard, hallways and lobby. In Q3 2023, the portfolio averaged 99% rent collection.

LUBBOCK MEDICAL OFFICE BUILDING

Location: Lubbock, TX

Property Type: Medical Office

Investment Amount: $2,926,477

Business Plan: Acquire a medical office building that is triple-net leased to a credit tenant with a long-term lease.

Investment Type: Joint Venture Equity

Acquisition Date: 6/26/2020

Asset Management Update: Property occupancy was static quarter over quarter, ending Q3 at 100% occupied by a credit tenant, Covenant Health System. As of September 2023, the tenant is current on its rent.

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TURTLE CREEK

Location: Fenton, MO

Property Type: Multifamily

Investment Amount: $6,000,000

Business Plan: Acquire a multifamily apartment community with the potential for steady cash flow.

Investment Type: Joint Venture Equity

Acquisition Date: 1/27/2021

Asset Management Update: Property occupancy increased 8% quarter over quarter, ending Q3 at 96% occupied. As of September 2023, 73 of the 96 classic units have been renovated and leased since acquisition. Of those 73 units, 72 have been leased at an average premium of $137/month, or 10% over prior rents, and unit renovation costs have been below budget. Signage, pergola, benches, grills, landscaping, and parking lot work have been completed. In Q3 2023, the property averaged 100% rent collection.

KINGS LANDING

Location: Creve Coeur, MO

Property Type: Multifamily

Investment Amount: $8,000,000

Business Plan: Acquire and renovate a highly occupied multifamily apartment community.

Investment Type: Joint Venture Equity

Acquisition Date: 7/28/2021

Asset Management Update: Property occupancy decreased 6% quarter over quarter, ending Q3 at 82% occupied due to normal tenant turnover as the property continues its renovation program. As of September 2023, 80 of the 152 units have been renovated since acquisition. Of those 80 units, 74 have been leased at an average premium of $314/month, or 21% over prior rents. Exterior paint/repairs, asphalt/concrete work, fitness center, and interior hallway improvements have been completed. Additional exterior and interior improvements are in progress. The clubhouse, amenity space, roof repairs, and exterior concrete work was completed in Q3 2023. Finally, work is progressing in Q3 2023 in connection with opening the recently leased retail space for the breakfast/lunch operator. In Q3 2023, the property averaged 100% rent collection.

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MINNEHAHA MEADOWS

Location: Vancouver, WA

Property Type: Multifamily

Investment Amount: $3,355,018

Business Plan: Acquire a highly occupied multifamily apartment community.

Investment Type: Joint Venture Equity

Acquisition Date: 9/20/2021

Asset Management Update: Property occupancy decreased 2%, or one unit, quarter over quarter, ending Q3 at 88% occupied. The property’s average rent has decreased from $2,165/unit in Q2 to $2,144/unit through Q3 but still remains $292 above average in-place rent at closing of $1,852. During Q3, the property signed three renewal leases. The three renewal leases were signed at an average increase of $17, or 1% over prior rents. New property signage was completed in Q2 2022, while the BBQ area was completed in Q3 2022. Package lockers and playground equipment were installed in Q4 2022. In Q3 2023, the property averaged 92% rent collection.

ROOSEVELT COMMONS

Location: Vancouver, WA

Property Type: Multifamily

Investment Amount: $3,209,112

Business Plan: Acquire a highly occupied multifamily apartment community.

Investment Type: Joint Venture Equity

Acquisition Date: 9/20/2021

Asset Management Update: Property occupancy increased 6%, or two units, quarter over quarter, ending Q3 at 100% occupied. The property’s average rent has increased from $2,141/unit in Q2 to $2,153/unit through Q3 but still remains $641 above average in-place rent at closing of $1,512. During Q3, the property signed five renewal leases. The renewal leases were signed at an average increase of $67, or 3% over prior rents. Pet stations were completed in Q3 2022. The new BBQ area and package lockers were completed in Q4 2022. In Q3 2023, the property averaged 93% rent collection.

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BENTLEY APARTMENTS

Location: Grove City, OH

Property Type: Multifamily

Investment Amount: $8,000,000

Business Plan: Acquire and renovate a highly occupied multifamily apartment community.

Investment Type: Joint Venture Equity

Acquisition Date: 10/13/2021

Asset Management Update: Property occupancy remained static quarter over quarter, ending Q3 at 96% occupied. Exterior upgrade scope and bidding are underway for the landscaping and draining. The dog park and pool furniture were installed in Q4 2022. A storage shed was installed in Q3 2023. As of September 2023, 80 of the 138 units have been renovated since acquisition. Of those 80 units, 79 have been leased at an average premium of $194/month, or 15% over prior rents. In Q3 2023, the property averaged 100% rent collection.

HAVERFORD PLACE

Location: Georgetown, KY

Property Type: Multifamily

Investment Amount: $9,000,000

Business Plan: Acquire and renovate a highly occupied multifamily apartment community.

Investment Type: Joint Venture Equity

Acquisition Date: 2/2/2022

Asset Management Update: Property occupancy increased 2% quarter over quarter, ending Q3 at 93% occupied due normal tenant turnover. As of September 2023, 76 of the 160 units have been renovated since acquisition. Of those 76 units, 74 have been leased at an average premium of $228/month, or 19% over prior rents. Exterior upgrades are underway including landscaping and exterior lighting. The pool renovation and enhanced dog park were completed Q2 2022. Additional signage was added in Q3 2022, while the fitness center, BBQ area, and clubhouse/business center was completed in Q4 2022. The playground was completed in Q3 2023. In Q3 2023, the property averaged 97% rent collection.

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EDISON APARTMENTS

Location: Gresham, OR

Property Type: Multifamily

Investment Amount: $5,500,000

Business Plan: Acquire a highly occupied multifamily apartment community.

Investment Type: Joint Venture Equity

Acquisition Date: 3/30/2022

Asset Management Update: Property occupancy increased 13%, or eight units, quarter over quarter, ending Q3 at 97% occupied. The property’s average rent has decreased from $1,658/unit in Q2 to $1,656/unit through Q3 but still remains $125 above average in-place rent at closing of $1,531. During Q3, the property signed three renewal leases. The three renewal leases were signed at zero average increase over prior rents. Exterior upgrades are in progress for the dog park. Exterior wood re-staining was completed in Q3 2022, the pergola, benches, and grills were completed in Q4 2022, and the package lockers were completed in Q1 2023. In Q3 2023, the property averaged 95% rent collection.

COLUMBIA SQUARE

Location: Cincinnati, OH

Property Type: Mixed-Use

Investment Amount: $4,000,000

Business Plan: Acquire a highly occupied mixed-use asset consisting of an office property and retail center, perform capital improvements and execute a lease renewal strategy.

Investment Type: Joint Venture Equity

Acquisition Date: 8/23/2022

Asset Management Update: Portfolio occupancy increased 2% quarter over quarter, ending Q3 at 100% leased. During Q3, the real estate company executed a new lease for 1,602 square feet, comprising 2.2% of the portfolio’s net rentable area. In Q3 2023, the portfolio averaged 100% rent collection.

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ACROPOLIS

Location: Beavercreek, OH

Property Type: Office

Investment Amount: $7,700,000

Business Plan: Acquire a highly occupied office portfolio adjacent to one of the largest U.S. Air Force bases, perform capital improvements and execute a lease renewal strategy.

Investment Type: Joint Venture Equity

Acquisition Date: 6/9/2023

Asset Management Update: Portfolio occupancy increased 9% quarter over quarter, ending Q3 at 96% occupied. During Q3, the real estate company executed two new leases for 14,260 square feet and 4,864 square feet, comprising 6.7% and 2.3% of the portfolio’s net rentable area. In Q3 2023, the portfolio averaged 100% rent collection.

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NET ASSET VALUE (NAV)

PRICE PER SHARE (AS OF 11/14/23)*	NAV PER SHARE (AS OF 9/30/23)
$10.30	$10.30

* Our offering price per share equals our most recently announced NAV per share and will be adjusted at the beginning of every fiscal quarter (or as soon as commercially reasonable thereafter). On November 14, 2023, the offering price per share is $10.30. The price per share pursuant to our distribution reinvestment plan will equal our most recently announced NAV per share and any repurchases of shares made pursuant to our share repurchase program will be made at the most recent NAV per share (less any applicable discounts, as set forth in our offering circular).

The NAV per share calculation reflects the total value of our assets minus the total value of our liabilities, divided by the number of shares outstanding.

As with any methodology used to estimate value, the methodology employed calculating our NAV per share is based upon a number of estimates and assumptions about future events that may not be accurate or complete. Further, different parties using different assumptions and estimates could derive a different NAV per share, which could be significantly different from our calculated NAV per share. Our NAV will fluctuate over time and does not represent: (i) the price at which our shares would trade on a national securities exchange, (ii) the amount per share a shareholder would obtain if he, she or it tried to sell his, her or its shares or (iii) the amount per share shareholders would receive if we liquidated our assets and distributed the proceeds after paying all our expenses and liabilities.

Copyright © 2023 RM Adviser, LLC, All rights reserved.

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Previous Updates

Please follow the below links to access updates from the prior four quarters. Historical quarterly updates can also be found on the SEC EDGAR website.

Q2 2023 Investor Letter

Q1 2023 Investor Letter

Q4 2022 Investor Letter

Q3 2022 Investor Letter

As always, please feel free to contact us at info@realtymogul.com or call directly with any questions you may have.

Sincerely,

/s/ Jilliene Helman	/s/ Eric Levy
Jilliene Helman	Eric Levy
CEO, RM Adviser, LLC	Vice President, Portfolio Manager, RM Adviser, LLC

To discuss your REIT holdings, schedule a Call with Investor Relations at:

https://calendly.com/realtymogul-investor-relations or call 877-781-7062

Forward-Looking Statements

This Current Report on Form 1-U contains forward-looking statements within the meaning of the federal securities laws. The words “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” “continue,” “could,” “might,” “potential,” “predict,” “should,” “will,” “would,” and similar expressions or statements regarding future periods or the negative of these terms are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Current Report on Form 1-U.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REALTYMOGUL INCOME REIT, LLC

By:	RM Adviser, LLC
Its:	Manager

By:	/s/ Jilliene Helman
Name:	Jilliene Helman
Title:	Chief Executive Officer

By:	/s/ Eric Levy
Name:	Eric Levy
Title:	Vice President, Portfolio Manager, RM Adviser, LLC

Date:	November 29, 2023

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